May 23, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Katheryn McHale, Senior Staff Attorney, Office of Manufacturing and Construction.

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed January 25, 2017 File No. 333-215730

Dear Ms. McHale:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1 (file No. 333-215730) (the “Registration Statement”) to address our email correspondence to me dated May 15, 2017, reflecting the need to include the interim financial statements for the period ended March 31, 2017, and update financial information consistent with Rule 8-08 of Regulation S-X.

We have updated the disclosures in the prospectus to include the required financial information. We have also updated portions of the “Description of Business” section consistent with the Company’s disclosures in its recently filed Form 10-Q.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the Company and the offering to allow investors to make an informed decision.

We further acknowledge the requirements with respect to a request for acceleration. After allowing you adequate time for review of the Amendment No. 3, we will furnish the request for at least two business days prior to the requested date of effectiveness.

Please contact me if you have any further question or comments regarding the Amendment No. 3 to the Registration Statement.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP

9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com